For the year ended December 31, 1999
File number  811-5757

EXHIBIT 77J

            Reclassification of Capital Accounts

The  Trust  accounts for and reports distributions
to  shareholders in accordance with  the  American
Institute   of   Certified   Public   Accountant's
Statement   of   Position  93-2:    Determination,
Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital
Distributions by Investment Companies. The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $230,000 due to certain expenses not being deductible for tax purposes.
Net investment income, net realized gains and net assets were not affected by this change.